Exhibit 1

For immediate release
April 27, 2004	(publié également en français)

Strong operating performance drives solid financial results

Highlights

•      Strong upstream production of 476 700 boepd

•      International growth opportunities advanced

•      Downstream on-track with desulphurization investments

Calgary — Petro-Canada announced today first quarter earnings from operations of $517 million ($1.94 per share) compared with $485 million ($1.84 per share) on the same basis for the first quarter of 2003.  Earnings from operations do not include gains or losses on foreign currency translation and on disposal of assets.  First quarter 2004 cash flow was $921 million ($3.46 per share) compared with $991 million ($3.75 per share) in the first quarter of last year.  Cash flow is before changes in non-cash working capital.

First quarter net earnings in 2004, including gains or losses on foreign currency translation and on disposal of assets, were $513 million ($1.93 per share) compared with $579 million ($2.19 per share) in the same period of 2003.

“We had a solid quarter operationally,” said President and Chief Executive Officer Ron Brenneman.  “Our strong upstream production enabled us to take advantage of high commodity prices and deliver solid financial results.”

Petro-Canada’s first quarter 2004 production of crude oil, field natural gas liquids and natural gas averaged 476 700 barrels of oil equivalent per day compared with 469 900 barrels of oil equivalent per day in the same period of 2003.  Increased production from Oil Sands, East Coast Oil and International were partially offset by lower production from North American Gas.

“I am pleased with our success to-date in delivering on our key priorities for 2004.  We’re consolidating our Eastern Canada Downstream assets, improving the reliability of our facilities, building on our solid East Coast track record by progressing the White Rose project, and further advancing our International growth strategy,” said Mr. Brenneman.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and Internationally.  Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information, please contact:

INVESTOR AND ANALYST INQUIRIES	MEDIA AND GENERAL INQUIRIES

Gordon Ritchie	Helen Wesley
Investor Relations	Corporate Communications
(403) 296-7691	(403) 296-3555

E-MAIL:  investor@petro-canada.ca

INTERNET SITE:  www.petro-canada.ca

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis set out in pages 2 to 11 should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three months ended March 31, 2004, Management’s Discussion and Analysis for the year ended December 31, 2003, the audited consolidated financial statements for the year ended December 31, 2003 and the Company’s 2003 Annual Information Form dated March 4, 2004.

NON GAAP MEASURES

Cash flow, which is expressed before changes in non-cash working capital, is used by the Company to analyze operating performance, leverage, and liquidity.  Earnings from operations, which represents net earnings excluding gains or losses on foreign currency translation and on disposal of assets, is used by the Company to evaluate operating performance.  Cash flow and earnings from operations do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”) and therefore may not be comparable with the calculation of similar measures for other companies.

BUSINESS ENVIRONMENT

Market prices shown in the table below influence average prices realized for crude oil, natural gas liquids, natural gas and petroleum products as shown on the table on page 10.

In the first quarter of 2004, the impact of higher U.S. dollar denominated market prices has been more than countered by the impact of the weakened U.S. dollar on prices realized.  For example, in the first quarter of 2004, West Texas Intermediate (WTI) oil prices averaged U.S. $35.15 per barrel, up 3.8% from the average price of U.S. $33.86 per barrel in the first quarter of 2003.  However, the Canadian dollar averaged US$0.76 in the first quarter of 2004, up 14.5% from US$0.66 in the first quarter of 2003.  The net impact of these two changes decreased Petro-Canada’s corporate-wide realized Canadian dollar prices for crude oil and liquids by 10.6%, from $45.83 per barrel in the first quarter of 2003 to $40.95 per barrel in the first quarter of 2004.

Similarly, the first quarter 2004 refinery crack spreads expressed in Canadian dollars were lower than in the first quarter of 2003.

The average market prices for the three months ended March 31, were:

	Three months ended March 31,
(averages for the period)	2004	2003	Percent Change
Dated Brent at Sullom Voe US$/bbl	31.95	31.51	1.4%
West Texas Intermediate (WTI) at Cushing US$/bbl	35.15	33.86	3.8%
Edmonton Light Cdn$/bbl	45.76	51.58	-11.3%
Edmonton Light/Bow River price differential Cdn$/bbl	11.80	12.03	-1.9%
Natural Gas US$/mmbtu at Henry Hub	5.69	6.60	-13.8%
Natural Gas at AECO Cdn$/mcf	6.89	8.26	-16.6%
New York Harbour 3-2-1 crack spread US$/bbl	6.96	6.35	9.6%
Exchange rate - US cents/Cdn$	75.9	66.3	14.5%

The following table shows the estimated after-tax effects that changes in certain factors would have had on
Petro-Canada’s 2003 net earnings had these changes occurred.

Factor(1)	Change (+)	Net Earnings Impact (millions of dollars)	Net Earnings Impact ($ Per Share )
Upstream
Price received for crude oil and liquids(2)	C$1.00/bbl	48	0.18
Price received for natural gas	C$0.25/mcf	36	0.14
Exchange rate: CDN$per US$refers to impact on Upstream net earnings	C$0.01	(28)	(0.11)
Crude oil & liquids production	1 000 b/d	4	0.02
Natural gas production	10 mmcf/d	6	0.02
Downstream
New York Harbour 3-2-1 crack spread	US$0.10/bbl	4	0.02
Light/Heavy crude price differential	C$1.00/bbl	11	0.04
Corporate
Exchange rate: CDN$per US$(3) refers to impact of the revaluation of US dollar denominated long-term debt.	C$0.01	10	0.04

(1)     The impact of a change in one factor may be compounded or offset by changes in other factors.  The table does not consider the impact of any inter-relationship among factors.

(2)     This sensitivity is based upon an equivalent change in the price of WTI and North Sea Brent.

(3)     This refers to gains or losses on $873 million of the Company’s US denominated long-term debt.  Gains or losses on foreign currency denominated long-term debt associated with self-sustaining international subsidiaries are deferred and included as part of shareholders’ equity.

ANALYSIS OF CONSOLIDATED EARNINGS AND CASH FLOW

First quarter earnings from operations of $517 million ($1.94 per share) include the receipt of $31 million ($0.11 per share) after-tax of insurance proceeds from the delayed start-up of Terra Nova in 2002 and a positive adjustment of $13 million ($0.05 per share) due to changes in the Alberta income tax rate.  Further, operating earnings were decreased by $13 million ($0.05 per share) after-tax for the additional depreciation and other charges related to the previously announced consolidation of the company’s Eastern Canada refinery operations.  First quarter 2003 earnings from operations were $485 million ($1.84 per share), which included a provision of $46 million after-tax associated with the impairment of assets in Kazakhstan.  Excluding the above noted items, earnings from operations were $486 million ($1.83 per share) in the first quarter of 2004 compared with $531 million ($2.01 per share) in the first quarter of 2003.  The decrease in the adjusted earnings from operations from 2003 levels was due to lower realized Canadian dollar denominated commodity prices and refinery margins, partially offset by higher upstream production volumes.

First quarter net earnings, including gains or losses on foreign currency translation and on disposal of assets, were $513 million ($1.93 per share) compared with $579 million ($2.19 per share) in the same period of 2003.  Net earnings in the first quarter of 2004 include an after-tax foreign currency translation loss of $13 million and after-tax gains of $9 million, attributable mainly to the sale of assets in Kazakhstan.  Net earnings in the first quarter of 2003 included an after-tax foreign currency translation gain of $94 million.

In 2004, first quarter cash flow was $921 million ($3.46 per share), down from $991 million ($3.75 per share) in the same quarter of 2003.  First quarter 2004 cash flow was lower than cash flow in the first quarter of 2003 due mainly to the relative increase in current income taxes related to the earnings of the Petro-Canada Oil and Gas partnership.

UPSTREAM

Production

Petro-Canada converts gas to oil equivalent at a rate of 6 000 cubic feet of gas to one barrel of oil.

In the first quarter of 2004, Petro-Canada’s production of crude oil, field natural gas liquids and natural gas averaged
476 700 barrels of oil equivalent per day compared with 469 900 barrels of oil equivalent per day in the same period of 2003.  Increased production from Oil Sands, East Coast Oil and International were partially offset by lower production from North American Gas.

North American Gas

North American Gas contributed first quarter 2004 net earnings of $119 million compared with net earnings of $163 million in the same quarter last year.  The net earnings decrease was mainly attributable to lower realized prices and lower volumes, partially offset by a $7 million positive adjustment due to changes in the Alberta income tax rate.

First quarter natural gas realized prices averaged $6.46 per thousand cubic feet, down from $8.17 per thousand cubic feet in the same quarter of 2003.

First quarter natural gas production averaged 677 million cubic feet per day compared with 714 million cubic feet per day in the same period last year.  Crude oil and natural gas liquids production averaged 15 100 barrels per day net to Petro-Canada, compared with 18 800 barrels per day in the first quarter of 2003.  Lower production compared to the first quarter 2003 reflected natural declines and the June 2003 sale of properties producing approximately 10 million cubic feet per day of natural gas and 2 000 barrels per day of crude oil and natural gas liquids at the time of sale.

Scheduled maintenance activities at Petro-Canada facilities are expected to impact second quarter and third quarter 2004 production by approximately 10 million cubic feet per day.

East Coast Oil

Net earnings from East Coast Oil were $186 million, up from $162 million in the first quarter of 2003.  The net earnings increase was attributable to higher volumes, the receipt of $31 million after-tax of insurance proceeds from the delayed start-up of Terra Nova in 2002 and lower exploration expense, partially offset by lower realized prices.

First quarter East Coast Oil crude realized prices averaged $42.73 per barrel compared with $46.84 per barrel in the first quarter of 2003.

First quarter production averaged 87 500 barrels per day net to Petro-Canada, compared with 83 400 barrels per day in the first quarter of 2003.  In March 2004, Hibernia’s volumes were impacted by repairs to the gas compression facilities.

Subsequent to quarter-end, production at Terra Nova was reduced while repairs were made to the gas compression facilities.  In August 2004, Terra Nova is expected to undergo an eight-day turnaround.

Other East Coast Offshore

Construction on the White Rose development facilities continued to progress towards first oil in early 2006.  Drilling of the first four development wells has been completed.  The FPSO hull, including the turret assembly, was completed in South Korea.  The ship arrived in Newfoundland and Labrador in early April 2004 where the FPSO’s topside modules will be installed on the hull in Marystown.

Oil Sands

Oil Sands reported first quarter net earnings of $34 million compared with net earnings of $12 million in the same quarter of 2003.  Increased earnings reflect higher volumes at Syncrude and MacKay River, partially offset by lower realized prices.

First quarter 2004 Syncrude realized prices averaged $45.34 per barrel compared with $50.79 per barrel in the same period last year.  MacKay River bitumen realized prices averaged $19.10 per barrel in the first quarter of 2004 compared with $22.60 in the first quarter of 2003.

Syncrude production for the first quarter averaged 30 400 barrels per day net to Petro-Canada, up from 22 600 barrels per day in the same quarter of 2003. In the first quarter of 2003, Syncrude’s production was impacted by extended scheduled and unscheduled maintenance turnarounds. Subsequent to quarter-end, Syncrude undertook a planned three-week turnaround of some hydrotreating units, which will impact production in the second quarter of 2004.

In March 2004, it was announced that the estimated costs for Syncrude’s Stage-3 expansion had been increased and that the project’s completion had been delayed from mid-2005 to mid-2006.  Petro-Canada’s share of the increased capital expenditures will be approximately $250 million, which will be spent over the next two years.

First quarter MacKay River production averaged 17 000 barrels per day, up from 13 200 barrels per day in the same period in 2003.  Construction of a 165-megawatt co-generation facility at the MacKay River project site was completed by TransCanada Energy Limited and operations began in April 2004.

In other in-situ oil sands developments, a winter drilling program was completed at the company’s MacKay River and Meadow Creek lease areas.  Groundwork for future in situ developments continues including investigation of a solvent co-injection pilot at the MacKay River site.

International

International contributed first quarter net earnings of $131 million, compared with earnings of $64 million in the same quarter of 2003.  The net earnings increase was due to higher volumes, foreign currency translation gains, lower exploration expense and an $8 million gain on disposal of assets in Kazakhstan, partially offset by lower Canadian dollar realized prices.  International first quarter 2003 net earnings included a $46 million provision related to the impairment of assets in Kazahkstan.

International oil and liquids realized prices in the first quarter averaged $41.51 per barrel, compared with $46.49 per barrel in the same period of 2003.  International realized prices for natural gas averaged $5.17 per thousand cubic feet in the first quarter of 2004 compared with $5.41 per thousand cubic feet in the same period of 2003.

International production for the first quarter averaged 214 000 barrels of oil equivalent per day compared with 212 900 barrels of oil equivalent per day net to Petro-Canada in the first quarter of 2003.

Northwest Europe

First quarter daily production averaged 64 100 barrels of oil equivalent per day net to Petro-Canada compared with 58 400 barrels of oil equivalent per day in the same period last year.  Production from the United Kingdom averaged 38 800 barrels of oil equivalent per day in the first quarter of 2004, up from 35 400 barrels of oil equivalent per day in the same period last year reflecting production from the new Clapham field. Netherlands production averaged 25 300 barrels of oil equivalent per day in the first quarter of 2004, up from 23 000 barrels of oil equivalent per day in the first quarter of 2003.

Development of the De Ruyter and Pict projects advanced in the first quarter. The production license for the De Ruyter project was awarded in the month of April.

North Africa/Near East

In the first quarter, production in North Africa/Near East averaged 138 600 barrels of oil equivalent per day net to Petro-Canada, down from 146 300 barrels of oil equivalent per day in the same quarter of 2003. Libyan production averaged 50 200 barrels per day, up from 47 700 barrels per day in the first quarter of 2003.  Syrian production averaged 86 900 barrels of oil equivalent per day net to Petro-Canada, down from 96 900 barrels of oil equivalent per in the same quarter last year, due to natural declines.

Subsequent to quarter-end and following a competitive bidding process, Petro-Canada and its partners Occidental Petroleum Corporation and Petrofac have been selected to enter into negotiations with the Syrian Ministry of Petroleum and Mineral Resources to conclude a contract for the North and South Middle Area Gas project.  The proposed project involves appraising and developing up to 15 gas discoveries.  Negotiations to finalize the terms and conditions of the Production Sharing Contract are underway.

Northern Latin America

Despite a four day strike at the Trinidad LNG loading terminal, Trinidad offshore gas production averaged 67 million cubic feet per day net to Petro-Canada in the first quarter of 2004, up from 49 million cubic feet per day in the first quarter of 2003.

Engineering and field construction of facilities required for the extended production test of the La Ceiba development in Venezuela are on-schedule.  An extended production test will begin later in 2004 and is expected to be underway for four months.

DOWNSTREAM

The Downstream posted first quarter net earnings of $88 million compared with net earnings of $130 million in the same quarter of 2003. Net earnings was negatively impacted by lower Canadian dollar denominated realized margins, $13 million of after-tax charges for additional depreciation and other charges related to the previously announced consolidation of Eastern Canada refinery operations and higher operating expenses due to unplanned outages at the Montreal refinery.

The first quarter New York Harbour 3-2-1 refinery crack spread averaged US$6.96 per barrel, up from US$6.35 per barrel in the first quarter of 2003.  However, due to the appreciation of the Canadian dollar relative to the United States dollar, the New York Harbour 3-2-1 refinery crack spread averaged $9.18 per barrel in Canadian dollars in the first quarter of 2004, down from $9.58 per barrel in the same quarter of 2003.  The domestic light/heavy crude price differential narrowed to $11.80 per barrel in the first quarter of 2004 compared with $12.03 per barrel in 2003.

Petro-Canada’s refineries achieved 103 per cent crude utilization in the first quarter of 2004 compared with 101 per cent in the first quarter of 2003.  In the first quarter, total sales of refined petroleum products were 2% higher than the same period last year.

Excluding the impacts related to the closure of the Oakville refinery, refining and supply contributed first quarter 2004 operating earnings of $70 million compared with $101 in the first quarter of 2003.  The decrease in earnings was primarily driven by lower Canadian dollar denominated heating oil cracks.  Marketing contributed first quarter 2004 operating earnings of $30 million compared with $29 million in the same quarter of 2003. Increased earnings from wholesale and lubricants were largely offset by weaker retail results due to aggressive price competition.

The preparations for the consolidation of Petro-Canada’s Eastern Canada refining operations are proceeding on schedule. At the Edmonton refinery, a 13-day full plant and a 33-day catalytic cracker turnaround are currently underway to perform low sulphur gasoline unit tie-ins and planned maintenance. Work is proceeding on plan for the Edmonton refinery conversion project and a contractor has been selected for the design basis work.  A 35-day crude unit turnaround at the Montreal refinery is planned for the fourth quarter of 2004.  Work is underway at the Edmonton and Montreal refineries to bring new diesel desulphurization units on stream to meet the Federal ultra low sulphur diesel regulations that take effect June 1, 2006.

CORPORATE

Shared services recorded a net loss of $45 million in the first quarter of 2004 compared with net earnings of $48 million for the same period in 2003.  First quarter 2004 net earnings included a $13 million loss on foreign currency translation compared with a gain of $94 million in the first quarter of 2003.  Excluding the above noted items, the net loss in the first quarter of 2004 was $32 million compared with a net loss of $46 million in the same quarter of 2003, due to lower general and administrative expenses and lower interest expense.

First quarter 2004 interest expense was $37 million compared with $48 million in the prior year.

Accounting Changes

Effective January 1, 2004 the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related assets are increased by the amount of these liabilities.  Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.  The change in accounting for asset retirement obligations did not affect earnings for the three months ended March 31, 2004 and decreased earnings by $4 million for the three months ended March 31, 2003.

Effective January 1, 2004 the Company began accounting for certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  The change in accounting represents a reclassification of revenue and expenses and has no effect on net earnings.  Prior periods have been reclassified to conform with the current year presentation.

Effective January 1, 2004 the Company elected to discontinue hedge accounting for certain Downstream hedging programs.  As a result, the realized and unrealized values of these transactions are recognized in Investment and Other Income.  The effect of the change for the three months ended March 31, 2004 is a loss of $1 million.  Gains or losses for hedges implemented prior to January 1, 2004, are deferred and recognized in the settlement period of the related transactions.

Stock Based Programs

Subject to shareholder approval, holders of stock options granted in 2004 will have the alternative to exercise these stock options as a cash payment alternative (CPA).  Where the CPA is chosen, vested options are surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

During the three months ended March 31, 2004 the Company implemented a Performance Share Unit (PSU) program for officers and other senior management employees.  Under the PSU program, notional share units are awarded and settled in cash at the end of a three year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.  As a result of the implementation of this program which, for senior management, represents about one-half of the value of their 2004 long-term incentive program, Petro-Canada granted approximately 30% fewer stock options in 2004 as compared to 2003.

LIQUIDITY AND CAPITAL RESOURCES

Petro-Canada’s total debt at March 31, 2004 was $2 255 million, compared with $2 229 million at year-end 2003.  The net increase since year-end 2003 is attributable to the weakening of the Canadian dollar.  As at March 31, 2004 Petro-Canada’s debt to debt plus equity was 21.9% and debt to rolling twelve-month cash flow was 0.7 times.  As at December 31, 2003, Petro-Canada’s debt to debt plus equity was 22.7% and debt to 2003 cash flow was 0.7 times.

The Company’s unsecured long-term debt securities are rated Baa2 by Moody’s Investors Service, BBB by Standard & Poor’s and A (low) by Dominion Bond Rating Service.  The Company’s long-term debt ratings remain unchanged from year-end 2003.

In the quarter, Petro-Canada entered into two syndicated operating credit facilities totaling $1 150 million, to be used for general corporate purposes. These facilities replace credit available through bilateral credit agreements and the company’s 2002 international acquisition credit facility.  As at March 31, 2004, Petro-Canada had available $1 426 million of undrawn bank credit facilities for general corporate purposes, comprised of the $1 150 million syndicated operating credit facilities and bilateral credit facilities.

Petro-Canada’s cash and cash equivalents as at March 31, 2004 were $1 016 million compared with $635 million as at December 31, 2003.

Excluding cash and cash equivalents and the current portion of long-term debt, Petro-Canada had an operating working capital deficiency of $59 million at the end of March 31, 2004 compared with an operating working capital deficiency of $52 million as at December 31, 2003.

Petro-Canada does not have any entities structured for special purposes, such as financing arrangements that are excluded from consolidation.  Commitments and contingent liabilities are disclosed in Note 22 to the 2003 annual financial statements.

Contractual obligations are summarized in the Company’s 2003 annual Management’s Discussion and Analysis.  During the first quarter of 2004, total contractual obligations increased by approximately $550 million of which, approximately $430 million are due in 2009 and thereafter.  The increase relates mainly to transportation and product purchase agreements.

RISK

As at March 31, 2004 there has been no material change in the Company’s risks or risk management activities since December 31, 2003.  Petro-Canada’s risk management activities are conducted according to policies and guidelines established by the Board of Directors, using insurance, selective hedging and other techniques.  Readers should refer to Petro-Canada’s 2003 Annual Information Form and the risk management section of the 2003 Management’s Discussion and Analysis.

SHAREHOLDER INFORMATION

As at March 31, 2004, Petro-Canada’s common shares outstanding totaled 266.1 million.  Average diluted shares as at March 31, 2004 were 269.5 million.

Petro-Canada will hold a conference call to discuss these results with investors on Tuesday, April 27 at 0900h, Eastern Time.  To participate, please call 1-800-387-6216 or 416-405-9328 at 0855h.  Media are invited to listen to the call by dialing 1-877-211-7911.  Those who are unable to listen to the call live may listen to a recording of it approximately one hour after its completion by calling 1-800-408-3053 (passcode number 3033941) or 416-695-5800 (passcode number 3033941).  A live audio broadcast of the conference call will be available on Petro-Canada’s Internet site at http://www.petro-canada.ca/eng/investor/9255.htm on April 27 at 0900h Eastern Time.  Approximately one hour after the call, a recording of it will be available on the Internet site.

LEGAL NOTICE – FORWARD LOOKING INFORMATION

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as “plan”, “anticipate”, “intend”, “expect”, “estimate”, “budget” or other similar wording. Forward looking statements include but are not limited to: references to future capital and other expenditures; drilling plans; construction activities; the submission of development plans; seismic activity; refining margins; oil and gas production levels and the sources of growth thereof, results of exploration activities and dates by which certain areas may be developed or may come on-stream; retail throughputs; pre-production and operating costs; reserves estimates; reserves life; natural gas export capacity; and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission (“SEC”).

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as “probable”, “possible”, “recoverable” or “potential” reserves and resources does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserve data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this document may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SELECTED OPERATING DATA

March 31, 2004

	Three months ended March 31,
	2004	2003
Before Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	87.5	83.4
Oil Sands	47.4	35.8
Western Canada	15.1	18.8
Northwest Europe	46.8	42.3
North Africa/Near East	135.1	140.9
	331.9	321.2

Natural gas production, net, excluding injectants (millions of cubic feet per day)
Western Canada	677	714
Northwest Europe	104	96
North Africa/Near East	21	33
Northern Latin America	67	49
	869	892

Total production(1) (thousands of barrels of oil equivalent per day), Net before royalties	476.7	469.9

After Royalties
Crude oil and natural gas liquids production, net (thousands of barrels per day)
East Coast Oil	85.0	81.6
Oil Sands	47.0	35.5
Western Canada	11.1	14.7
Northwest Europe	46.8	42.3
North Africa/Near East	70.6	74.4
	260.5	248.5

Natural gas production, net after royalties, excluding injectants (millions of cubic feet per day)
Western Canada	508	534
Northwest Europe	104	96
North Africa/Near East	3	6
Northern Latin America	67	49
	682	685

Total production(1) (thousands of barrels of oil equivalent per day),	374.2	362.8
Net after royalties

Petroleum product sales (thousands of cubic metres per day)
Gasolines	23.8	25.1
Distillates	22.1	22.6
Other including petrochemicals	10.4	8.4
	56.3	56.1

Crude oil processed by Petro-Canada (thousands of cubic metres per day)	51.1	50.2
Average refinery utilization (per cent)	103	101
Downstream earnings from operations after tax (cents per litre)(2)	1.9	2.6

(1) Natural gas converted at 6 000 cubic feet of gas to 1 barrel of oil

(2) Before provision for closure of Oakville refinery

AVERAGE PRICE REALIZED

March 31, 2004

	Three months ended March 31,
	2004	2003

Crude oil and natural gas liquids (dollars per barrel)
East Coast Oil	42.73	46.84
Oil Sands	35.93	40.41
Western Canada	39.80	45.32
Northwest Europe	43.66	50.24
North Africa/Near East	40.76	45.36

Natural gas (dollars per thousand cubic feet)
Western Canada	6.46	8.17
Northwest Europe	5.63	5.52
North Africa/Near East	4.31	5.79
Northern Latin America	4.72	4.93

SHARE INFORMATION
March 31, 2004

		Three months ended March 31,
		2004	2003
Average shares outstanding (millions)		265.9	264.1
Earnings per share	- Basic	1.93	2.19
	- Diluted	1.90	2.16
Cash flow per share		3.46	3.75
Dividends per share		0.15	0.10
Share Price(2)	– High	68.65	54.01
	– Low	55.85	47.40
	– Close at March 31	57.62	50.00
Shares traded(3) (millions)		79.1	50.6

(2) Share prices are for trading on the TSX.

(3) Total shares traded on the TSX and New York Stock Exchanges.

SELECTED FINANCIAL DATA

March 31, 2004

(unaudited, millions of dollars)

	Three months ended March 31,
	2004	2003

Earnings
Upstream
North American Gas	119	163
East Coast Oil	186	162
Oil Sands	34	12
International	123	64
Downstream	87	130
Shared Services	(32)	(46)
Earnings from operations	517	485
Foreign currency translation	(13)	94
Gain on asset sales	9	—
Net earnings	513	579

Cash flow
Cash flow from operating activities	910	827
Increase in non-cash working capital relating to operating activities and other	11	164
	921	991

Average capital employed
Upstream	6 658	5 999
Downstream	2 650	2 370
Shared Services	411	194
Total Company	9 719	8 563

Return on capital employed (per cent)
Upstream	21.2	20.6
Downstream	7.8	14.3
Total Company	17.4	18.4

Operating return on capital employed (per cent)
Upstream	20.5	20.6
Downstream	8.3	14.2
Total Company	15.6	17.9

Return on equity (per cent)	21.7	25.6

Debt	2 255	2 609
Cash and cash equivalents	1 016	227
Debt to cash flow	0.7	0.9
Debt to debt plus equity (per cent)	21.9	28.6

CONSOLIDATED STATEMENT OF EARNINGS

For the Three Months ended March 31, 2004

(unaudited, millions of dollars, except per share amounts)

	Three Months Ended March 31,
	2004	2003

Revenue
Operating	3 439	3 737
Investment and other income(3)	34	(15)
	3 473	3 722

Expenses
Crude oil and product purchases	1 473	1 640
Operating, marketing and general(4)	655	618
Exploration	45	121
Depreciation, depletion and amortization(4)	355	349
Foreign currency translation	16	(97)
Interest	37	48
	2 581	2 679

Earnings before income taxes	892	1 043

Provision for income taxes
Current	395	441
Future(5)	(16)	23
	379	464

Net Earnings	513	579

Earnings per share
Basic (dollars)	1.93	2.19
Diluted (dollars)	1.90	2.16

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

For the Three Months ended March 31, 2004

(unaudited, millions of dollars)

	Three Months Ended March 31,
	2004	2003

Retained earnings at beginning of period, as previously reported	3 943	2 380
Retroactive application of change in accounting for asset retirement obligations(2)	(133)	(114)
Retained earnings at beginning of period, as restated	3 810	2 266
Net earnings	513	579
Dividends on common shares	(40)	(26)
Retained earnings at end of period	4 283	2 819

Figure references refer to the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months ended March 31, 2004

(unaudited, millions of dollars)

	Three Months Ended March 31,
	2004	2003

Operating activities
Net earnings	513	579
Items not affecting cash flow(6)	363	291
Exploration expenses	45	121
Cash flow from operating activities before changes in non-cash working capital	921	991
Increase in non-cash working capital relating to operating activities and other	(11)	(164)
Cash flow from operating activities	910	827

Investing activities
Expenditures on property, plant and equipment and exploration	(486)	(516)
Proceeds from sale of assets	30	1
(Increase) decrease in deferred charges and other assets, net	(6)	4
(Increase) decrease in non-cash working capital relating to investing activities	(14)	26
	(476)	(485)
Financing activities
Dividends on common shares	(40)	(26)
Reduction of long-term debt	(1)	(351)
Proceeds from issue of common shares	15	28
Increase in non-cash working capital relating to investing activities	(27)	—
	(53)	(349)

Increase (decrease) in cash and cash equivalents	381	(7)
Cash and cash equivalents at beginning of period	635	234
Cash and cash equivalents at end of period	1 016	227

CONSOLIDATED BALANCE SHEET

March 31, 2004

(unaudited, millions of dollars)

	March 31, 2004	December 31, 2003

Assets
Current assets
Cash and cash equivalents	1 016	635
Accounts receivable	1 622	1 503
Inventories	640	551
Prepaid expenses	20	16
	3 298	2 705
Property, plant and equipment, net	11 041	10 943
Goodwill	790	810
Deferred charges and other assets	321	316
	15 450	14 774
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	1 970	1 822
Income taxes payable	371	300
Current portion of long-term debt	6	6
	2 347	2 128
Long-term debt	2 249	2 223
Deferred credits and other liabilities	1 057	1 079
Future income taxes	1 744	1 756
Shareholders’ equity(7)	8 053	7 588
	15 450	14 774

Figure references refer to the Notes to the Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, millions of dollars)

(1)           Segmented Information

Three months ended March 31,

	Upstream
	North American Gas		East Coast Oil		Oil Sands		International
	2004	2003	2004	2003	2004	2003	2004	2003

Revenue
Sales to customers and other revenues	419	541	243	231	95	83	579	552
Inter-segment sales	46	64	136	135	125	102	—	—
	465	605	379	366	220	185	579	552

Expenses
Crude oil and product purchases	93	123	—	—	61	52	—	—
Inter-segment transactions	3	2	—	—	10	12	—	—
Operating, marketing and general	85	81	35	28	82	77	120	106
Exploration	25	52	—	30	9	18	11	21
Depreciation, depletion and amortization	74	70	72	64	12	10	130	156
Foreign currency translation	—	—	—	—	—	—	—	—
Interest	—	—	—	—	—	—	—	—
	280	328	107	122	174	169	261	283
Earnings before income taxes	185	277	272	244	46	16	318	269

Provision for income taxes
Current	88	64	76	91	(14)	(6)	200	191
Future	(22)	50	10	(9)	26	10	(13)	14
	66	114	86	82	12	4	187	205
Net earnings	119	163	186	162	34	12	131	64

Expenditures on property, plant and equipment and exploration	145	138	51	89	87	130	82	102
Cash Flow (before changes in non-cash working capital)	203	340	269	249	82	51	254	256

	Downstream		Shared Services		Consolidated
	2004	2003	2004	2003	2004	2003

Revenue
Sales to customers and other revenues	2 131	2 320	6	(5)	3 473	3 722
Inter-segment sales	3	2	—	—
	2 134	2 322	6	(5)

Expenses
Crude oil and product purchases	1 314	1 465	5	—	1 473	1 640
Inter-segment transactions	297	289	—	—
Operating, marketing and general	320	302	13	24	655	618
Exploration	—	—	—	—	45	121
Depreciation, depletion and amortization	67	49	—	—	355	349
Foreign currency translation	—	—	16	(97)	16	(97)
Interest	—	—	37	48	37	48
	1 998	2 105	71	(25)	2 581	2 679
Earnings before income taxes	136	217	(65)	20	892	1 043

Provision for income taxes
Current	65	131	(20)	(30)	395	441
Future	(17)	(44)	—	2	(16)	23
	48	87	(20)	(28)	379	464
Net earnings	88	130	(45)	48	513	579

Expenditures on property, plant and equipment and exploration	121	56	—	1	486	516
Cash Flow (before changes in non-cash working capital)	139	135	(26)	(40)	921	991

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(2)                 The note disclosure requirements for annual financial statements provide additional disclosure to that required for interim financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s 2003 annual report.  The interim consolidated financial statements follow the accounting policies summarized in the notes to the annual consolidated financial statements except as set out below.

Effective January 1, 2004 the Company adopted, on a retroactive basis, the new standard of the Canadian Institute of Chartered Accountants on accounting for asset retirement obligations.  Under the new standard, the fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred and amounts recorded for the related asset are increased by the amount of these liabilities.  Over time the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated over the useful lives of the related assets.  Asset retirement obligations are not recorded for those assets which have an indeterminate useful life.  In determining the fair value of the asset retirement obligations, the estimated cash flows have been discounted at 6.5%.   The total undiscounted amount of the estimated cash flows required to settle the obligation is $2 121 million as at December 31, 2003.  The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which extends up to 45 years in the future.  The change in accounting for asset retirement obligations did not affect earnings for the three months ended March 31, 2004 (three months ended March 31, 2003 - $4 million decrease in earnings).   The change also resulted in increases in deferred credits and other liabilities of $391 million and property, plant and equipment of $184 million and decreases in retained earnings of $133 million and future income taxes of $74 million as at December 31, 2003.

Effective January 1, 2004 the Company began accounting for certain transportation costs, certain third party gas purchases and diluent purchases as expenses in the consolidated statement of earnings.  Previously, these costs were netted against revenue.  The change in accounting has no effect on net earnings but increased revenue and expense as follows:

	Three months ended March 31,
	2004	2003
	(millions of dollars)

Operating revenue	195	215
Crude oil and product purchases	155	175
Operating, marketing and general	40	40
Net earnings	—	—

(3)           Investment and other income for the three months ended March 31, 2004 includes a net pre-tax gain on disposal of assets of $10 million ($9 million after tax), including $8 million ($8 million after-tax) relating to the sale of assets in Kazakhstan.

(4)           Following a review of its Eastern Canada refining and supply operations, Petro-Canada announced in September, 2003 it will be ceasing Oakville refining operations and expanding the existing terminalling facilities.  The total charge to earnings related to the shutdown, which is expected to occur December 31, 2004, will be approximately $200 million after-tax of which $164 million has been recorded to date.  For the three months ended March 31, 2004, the following expenses have been recorded in the Downstream segment:

	Pre-Tax	After-Tax
	(millions of dollars)

Operating, marketing and general expense (de-commissioning and employed related costs)	1	1
Depreciation and amortization expenses (asset write-downs and increased depreciation)	20	12
	21	13

Depreciation, depletion and amortization for the three months ended March 31, 2003 included an impairment charge of $46 million ($46 million after-tax), recorded in the International segment, relating to assets in Kazakhstan.  During the three months ended March 31, 2004, these assets were sold.

(5)                 The provision for future income taxes for the three months ended March 31, 2004 has been reduced by $13 million due to the substantively enacted reduction in provincial income tax rates.  The adjustment was allocated to the segments as a decrease (increase) to the tax provision as follows: North American Gas - $7 million, East Coast Oil - $3 million, Oil Sands - $2 million, Downstream - $2 million and Shared Services – $(1) million.

(6)           Items not affecting cash flow:

	Three months ended March 31,
	2004	2003
	(millions of dollars)

Depreciation, depletion and amortization	355	349
Future income taxes	(16)	23
Gain on sale of assets	(10)	—
Loss (gain) on translation of foreign currency denominated long-term debt	16	(97)
Accretion of asset retirement obligations	12	8
Other	6	8
	363	291

(7)           Shareholders’ equity consists of:

	March 31, 2004	December 31, 2003
(millions of dollars)

Common shares	1 323	1 308
Contributed surplus	2 150	2 147
Retained earnings	4 283	3 810
Foreign currency translation adjustment	297	323
	8 053	7 588

For the three months ended March 31, 2004 the Company granted 1 786 400 stock options (three months ended March 31, 2003 – 2 422 000 stock options) to officers and certain employees to purchase common shares at a price of $57.40 per share for a term of seven years (2003 - $51.39 per share for a term of ten years).  The options vest over four years and are exercisable at the market price when granted.  Subject to shareholder approval at the 2004 Annual General Meeting on April 27, 2004 holders of stock options granted in 2004 will have the alternative to exercise these stock options as a cash payment alternative (CPA).  Where the CPA is chosen, vested options are surrendered for cancellation in return for a direct cash payment from the Company based on the excess of the then market price over the option exercise price.

Stock options granted in 2004 and 2003 have been accounted for based on the fair value method at the grant date.  The fair values associated with the 2004 and 2003 options are charged to earnings over the vesting period with a corresponding increase in contributed surplus. Upon receiving shareholder approval of the CPA, stock options granted in 2004 will be accounted for based on the intrinsic value at each period end whereby a liability and expense are recorded in the amount by which the current market price exceeds the option exercise price.  For stock options issued in 2002, the Company accounts for these options based on the intrinsic value at the grant date, which does not result in a charge to earnings as the exercise price was equal to the market price at the grant date.  The following table presents the pro forma net earnings and the pro forma earnings per share computed assuming the fair value based accounting method had been used to account for the compensation cost of stock options granted in 2002.

	Three months ended March 31,
	2004	2003	2004		2003
	Net Earnings		Earnings per Share
	(millions of dollars)		(dollars)
			Basic	Diluted	Basic	Diluted
Net earnings as reported	513	579	1.93	1.90	2.19	2.16
Pro forma adjustment	2	2	0.01	—	0.01	—
Pro forma net earnings	511	577	1.92	1.90	2.18	2.16

The estimated fair value of stock options granted in 2004 and 2003, which are charged to earnings (see above) was $14.58 per option and $17.50 per option, respectively.  The estimated weighted average fair value of stock options, granted in 2002, which is incorporated in the pro forma earnings information above, was $12.74 per option.  The fair values have been determined using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	3.1%	4.4%	4.9%
Expected hold period to exercise	5 years	6 years	6 years
Volatility in the market price of the common shares	28%	32%	33%
Estimated annual dividend	1.2%	1.4%	1.4%

During the three months ended March 31, 2004 the Company implemented a Performance Share Unit (PSU) program and granted 284 880 PSUs to officers and other senior management employees.  Under the PSU program, notional share units are awarded and settled in cash at the end of a three year period based upon the Company’s share price at that time, the value of notional dividends applied during the period and the Company’s total shareholder return relative to a peer group of North American industry competitors.  The charge is accounted for over the three year-term on a mark-to-market basis whereby a liability and expense are recorded based on the number of PSUs outstanding, the current market price of the Company’s shares and the Company’s performance relative to the peer group.

Future compensation costs associated with stock options and performance share units will be dependent on the number of CPAs and PSUs outstanding, the Company’s share price and the Company’s total shareholder return relative to the specified peer group.